KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

2 August, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 2 August, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 2 August, 2005 3.30 p.m. 1

SUBSCRIPTION OF KCI KONECRANES SHARES UNDER THE 1997 STOCK OPTION PLAN

KCI Konecranes stock options under the 1997 stock option plan have been exercised to subscribe for a total of 1,600 new KCI Konecranes shares.

Following these subscriptions KCI Konecranes' share capital will increase by EUR 3,200 totalling EUR 28,699,460. The total number of shares will increase by 1,600 shares from 14,348,130 to 14,349,730.

The new shares will be recorded in the Trade Register on or about 9 August, 2005. The new shares will carry shareholders' rights from the date of registration. KCI Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in these shares will start on or about 10 August, 2005.

The subscription period for all 1997 options ends on 31 October, 2008. The terms and conditions of all KCI Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com/investor.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media